Exhibit 99.1

21Vianet Group Inc. Issues Second Response to Short Seller’s Allegations

BEIJING, Sept. 18, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today posted its second response to a short seller’s allegations on its Investor Relations website, a copy of which is attached.

21Vianet rejects the baseless allegations published by this short seller, who is once again spreading false and malicious statements about the Company. 21Vianet is fully committed to comply with all applicable SEC rules and regulations.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com

Attachment

SECOND RESPONSE TO SHORT SELLER’S ALLEGATIONS

21Vianet Group, Inc.

September 18, 2014

This report has been prepared by 21Vianet Group, Inc. (“21Vianet” or the “Company”). Information in this report should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs.

BACKGROUND:

21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”) is the largest carrier-neutral Internet data center services provider in China.

On September 10, 2014, Trinity Research Group (“Trinity”), a short seller that was allegedly formed in 2014, issued a report that made irresponsible and false accusations about 21Vianet. On September 15, 2014, 21Vianet issued a rebuttal report responding to the false allegations made Trinity.

On September 17, 2014, Trinity issued a second report that made additional false accusations about 21Vianet. The following report was prepared in response to these new and erroneous allegations.

RESPONSE:

Once again, the allegations Trinity made are irresponsible and wrong:

i.	Trinity incorrectly accused 21Vianet of failing to disclose certain companies as related parties in its annual reports on Form 20-Fs. Trinity has made two fundamental mistakes in this allegation:

1.	Trinity is wrong on the basic legal requirements. A U.S. public company is required to disclose “related parties transactions,” but not “related parties” (Item 7.B of Form 20-F). Otherwise, the results would be absurd-each public company would be required to disclose, for instance, identities of the family members of each of its directors and officers. Companies disclose related parties only when, and if, such related parties are involved in related parties transactions.

2.	21Vianet has fully disclosed its relationship with aBitCool, Inc. starting from the Company’s IPO. As disclosed on pages 3, 50 and F-12 of its IPO prospectus, 21Vianet was initially a wholly-owned subsidiary of aBitCool, Inc. and was subsequently spun off in October 2009. Companies that Trinity claimed to be “undisclosed related parties” are mostly subsidiaries of aBitCool, Inc. aBitCool Inc. itself is in the process of winding up.

ii.	Trinity accused 21Vianet of failing to disclose several 2012 transactions with Tianjin Yunlifang as related parties transactions. The truth is Tianjin Yunlifang was sold by aBitCool to third parties as part of aBitCool’s winding-up process in 2011 (not 2013 as Trinity has alleged on page 11 of its report). This fact was disclosed on page F-64 of 21Vianet’s 2011 Form 20-F and was acknowledged in Trinity’s report on page 6. Therefore, Tianjin Yunlifang was not a related party of 21Vianet after 2011.

iii.	Trinity accused 21Vianet of failing to disclose investments made by Yizhuang Fund as related party transactions. As the Company has disclosed in its 20-F, which Trinity has also quoted on page 13 of its report, the Company is only an LP of Yizhuang Fund. As an LP, the Company does not have decision-making authority over investments made by Yizhuang Fund and the Company’s investment in Yinzhuang Fund is accounted for under the equity method under U.S. GAAP. Accordingly, it is neither appropriate nor necessary for the Company, as an LP, to disclose investments made by Yinzhuang Fund.

iv.	Trinity accused the Company’s co-founders of competing with 21Vianet through aBitCool XiaoWei, in which the co-founders are shareholders. The truth is aBitCool XiaoWei has been a consolidated affiliated entity of 21Vianet since April 2014 and there is no competition between aBitCool XiaoWei and 21Vianet.

To conclude, these accusations made by Trinity again have no merit. 21Vianet is fully committed to comply with all applicable SEC rules and regulations.